AB 6/2

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

MAY 28 2010

Washington, DC
110



10031084

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48743

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/09 (MM/DD/YY) AND ENDING 03/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Beanpot Financial Services, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1073 Gage Street
(No. and Street)

Winnetka	Illinois	60093
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John J. O' Callahan 312-930-6666
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Cooper & Company CPAs, P.C.
(Name - if individual, state last, first, middle name)

141 West Jackson Blvd Suite 1080	Chicago	IL	60604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

AB 6/2

OATH OR AFFIRMATION

I, John O'Callahan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Beanpot Financial Services, Inc, as of March 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

5/27/10

SIGNED BEFORE ME IN COOK COUNTY, IL ON MAY 27, 2010.



Notary Public


OFFICIAL SEAL
WILLIAM R. LESKE
Notary Public - State of Illinois
My Commission Expires Apr 18, 2013

This report **contains (check all applicable boxes):

x] (a) Facing page.
x] (b) Statement of Financial Condition.
x] (c) Statement of Income (Loss).
x] (d) Statement of Changes in Cash Flows.
x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
x] (g) Computation of Net Capital.
x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Beanpot Financial Services, Inc.

(An Illinois Corporation)

Financial Statements

and Independent Accountant Report

March 31, 2010

Beanpot Financial Services, Inc.
(An Illinois Corporation)
Index
March 31, 2010

Page

Robert Cooper & Company CPA P.C.
141 W. Jackson Blvd. Suite 1080
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

To the Members:
Beanpot Financial Services, Inc.

We have audited the accompanying statement of financial condition of **Beanpot Financial Services, Inc.** as of March 31, 2010, and the related statements of income, changes in member's equity, and cash flows for the year ending March 31, 2010. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Beanpot Financial Services, Inc.** as of March 31, 2010, and the results of their operations and their cash flows for the year ending March 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Robert Cooper & Company CPA's PC
May 25, 2010

Beanpot Financial Services, Inc.

(An Illinois Corporation)

Statement of Financial Condition

As of March 31, 2010

Assets			
Cash and cash equivalents		$	129,698
Accrued interest			0
Commission receivable			18,691
Total assets		$	148,389
Liabilities			
Accounts payable		$	1,910
Commission payable			0
Total liabilities			1,910
Common Stock - no par value			
1000 shares authorized 500			
issued and outstanding	$ 1,000		
Preferred Stock - 100 Par value 8% Non-cumulative			
1000 shares authorized 500 issued and outstanding	50,000		
Additional paid in capital	44,566		
Retained earnings	50,931		
Total Stockholders' equity			146,479
Total liabilities and stockholders' equity		$	148,389

The accompanying notes are an integral part of these financial statements.

Beanpot Financial Services, Inc.

(An Illinois Corporation)

Statement of Income

For the year ending to March 31, 2010

Revenues		
Commissions broker dealer	$	312.249
Commissions from IB business		33,190
Interest		140
Total revenue		345,579
Expenses		
Payroll expenses		216,457
Insurance costs		57,942
Professional fees		16,540
Communications		13,831
Data service. On-line fees and quote service		12,853
Other operating expenses		73,960
Total expenses		392,583
Net income	$	(47,004)

The accompanying notes are an integral part of these financial statements.

Beanpot Financial Services, Inc.

(An Illinois Corporation)

Statement of Changes in Members' Equity

For year ending March 31, 2010

Stockholders' equity at April 1, 2009	$	193,483
Additional paid in capital		0
Dividends paid		(0)
Net income		(47,004)
Stockholders' equity at March 31, 2010	$	146,479

The accompanying notes are an integral part of these financial statements.

Beanpot Financial Services, Inc.

(An Illinois Corporation)

Statement of Cash Flows

For year ending March 31, 2010

Cash flows from operating activities:		
Net income	$	-47,004
Depreciation and amortization		0
Adjustments to reconcile net income to net cash used in operating . . .		
Decrease in commissions		36,931
Decrease in due to/from broker-dealer		0
Change in security deposits		0
Decrease in payables		1,910
Increase in accrued payouts		0
Net cash used in operating activities		38,841
Cash flows from investing activities:		
Purchase of fixed assets		0
Net cash used in investing activities		0
Cash flows from financing activities:		
Capital contribution		0
Dividends paid		(0)
Net cash provided by financing activities		38,841
Net Increase in cash and cash equivalents		(8,163)
Cash and cash equivalents, beginning of the year		137,861
Cash and cash equivalents, end of the year	$	129,698

The accompanying notes are an integral part of these financial statements.

Beanpot Financial Services, Inc.
(An Illinois Corporation)
Notes to the financial statements
For year ending March 31, 2010

1. **Organization**

Beanpot Financial Services, Inc. ("The Company") was incorporated under the laws of the State of Illinois on November 16, 1991. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD) with offices in Chicago, Illinois and Boston, Massachusetts. The Company is also a guaranteed introducing broker (IB). The Company will try to match up a potential client to a primary broker dealer so that that broker dealer will do the execution that customers business.

2. **Significant Accounting Policies**

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Receivables from brokers and dealers

The Company clears their commission transactions through another broker-dealer on a fully disclosed basis. The amounts receivable from the broker dealer are positive cash balances. Trailing commissions are booked as earned at the end of the month.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur. Trailing commissions are paid to the Company for the referral of business to the primary broker dealer and FCMs in return for getting the execution business.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Depreciation.

Depreciation is provided on a double declining balance following MACRS lives for all Depreciable assets. The estimated useful lives are three years to five years for computers and related software

Recent Accounting Pronouncements
In 2009, the Financial Accounting Standards Board ("FASB") issued "The FASB Accounting Standards Codification ("ASC" or "Codification") and the Hierarchy of Generally Accepted Accounting Principles ("GAAP")". This statement is effective for the Company in 2009. Upon effect, the Codification will become the source of authoritative US GAAP recognized by the FASB and the Company's notes to the consolidated financial statements will no longer make reference to the Statement of Financial Accounting standards ("SFAS") or other US GAAP pronouncements. The adoption of the Codification will have no impact on the Company's consolidated financial condition and results of operations.

In May 2009, the FASB issued authoritative guidance on subsequent events. This guidance is intended to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The standard requires disclosure of the date through which the Company has evaluated subsequent events and whether that date represents the date the financial statements were issued or were available to be issued. This statement is effective for the Company in 2009.

3. Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 829, Fair Value Measurements and Disclosures, includes a fair value hierarchy that prioritizes the inputs to valuation techniques use dot measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy from FASB ASC 820 are described as follows:

Level 1 Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2 Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active;

Level 3 Inputs that are unobservable.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. An investment's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by management. Management considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, provided by multiple, independent sources that are actively involved in the relevant market. The categorization of an investment within the hierarchy is based upon the pricing transparency of the investment and does not necessarily correspond to management's perceived risk of that investment.

Substantially all of the Company's investments have been classified within Level 1 as they have observable inputs and their values are based on quoted market prices in active markets.

Investments may be classified as Level 2 when market information becomes available, yet the investment is not traded in an active market and/or the investment is subject to transfer restrictions, or the valuation is adjusted to reflect illiquidity and/or non-transferability.

The Company only has level one assets held in cash, receivables and accrued expenses.

4. INCOME TAXES

The Company is taxed as a Personal Service Corporation for federal income tax purposes. The Company files on a calendar year for tax purposes. The Company files their taxes on a calendar year end basis. At December 31, 2007 their was no income tax liability.

5. COMMITMENTS

The company has a lease commitment for their office space in Winnetka. The Future minimum lease payments are as follows:

6. NET CAPITAL REQUIREMENTS

As a registered NASD broker-dealer, Beanpot Financial Services, Inc. is subject to the net capital requirements of the Securities and Exchange Commission's "Uniform Net Capital Rule" (Rule 15c3-1). Beanpot Financial Services, Inc. is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At March 31, 2010 the Company had net capital of $146,479. The net capital was $141,479 in excess of the required minimum net capital.

7. OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company as a broker dealer does not hold customer-segregated cash, interest in futures positions nor securities balances. Customer accounts are introduced by the Company to broker dealers and FCM's that hold customer funds and process those customers transactions on a fully disclosed basis. In conjunction with this arrangement, the Company could become contingently liable for any introduced customer account that became an unsecured debt balance with the respective FCM. Customer activities may expose the Company to off-balance-sheet credit risk in the event that the introduced customer is unable to fulfill its contractual obligations to the FCM that the Company introduced. Management of the Company seeks to control such credits risks by monitoring its exposure to the risk of loss daily, on an account-by-account basis.

5. Preferred stock

The preferred stock is an 8% non-commutative dividend paying stock

9. Subsequent events

Nothing to report.

Beanpot Financial Services, Inc.

(An Illinois Corporation)

Computation of Net capital Under 15C 3-1

of the Securities and Exchange Commission

March 31, 2010

Schedule I

Total stockholders' equity	$ 146,479
Unallowable assets	(none)
Haircuts	(none)
Net Capital	$146,479
Minimum net capital requirement	5,000
Excess net capital	$141,479
Excess net capital at 1000 %	$146,288

Note: The above information on this schedule is not in agreement, in all material aspects, with the Unaudited 1FOCUS Report part II filed by Beanpot Financial Services, Inc. at March 31, 2010. Reconciliation has been included.

The accompanying notes are an integral part of these financial statements.

Beanpot Financial Services, Inc.

(An Illinois Corporation)
Computation

Computation of Net capital Under 15C 3-1 (continued)
of the Securities and Exchange Commission
March 31, 2010

COMPUTATION OF AGGREGATE INDEBTEDNESS

Aggregate Indebtedness	
Items included in the balance sheet	
Accrued payables	$ 1,910
Ratio of aggregate indebtedness to Net Capital	1.3039% to 1

The accompanying notes are an integral part of these financial statements

Robert Cooper and Company CPA P.C.
141 West Jackson Blvd. Suite 1080
Chicago, Illinois 60604
312-322-2238
Facsimile 312-698-8722

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

To the Board of Directors:
Beanpot Financial Services, Inc..

In planning and performing our audit of the financial statements of **Beanpot Financial Services, Inc..** for the year ended March 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the effectiveness of the Company's internal Control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by **Beanpot Financial Services, Inc..** that we considered relevant to the objectives stated in rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3, Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

(1) in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13;
(2) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide the owner with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control

The Company, because of its size and limited personnel, is unable to maintain an adequate separation of the various accounting functions. However, the managers of the Company informed me that they exercise close oversight of accounting records daily, thus offsetting the lack of separation of duties. The study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Commission Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2010, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Sincerely,



Robert Cooper & Company CPAs P.C.
May 25, 2010

Beanpot Financial Services, Inc.
Reconciliation from audit report to FOCUS
For the Year Ended March 31, 2010

Balance Sheet		
Assets per audit report	$	148,389.00
Assets per FOCUS filing		129,698.00
difference		-18,691.00
Liabilities per audit report		1,910.00
Liabilities per FOCUS		60.00
difference due to reclass of loan from shareholder		-1,850.00
Equity per Audit Report		146,479.00
Retained Earning per FOCUS report		129,638.00
		16,841.00
Difference in liabilities and difference in assets		-16,841.00
net difference		0.00
Income statement per audit report		-47,004.00
Annual Income per FOCUS filing		-63,845.00
		16,841.00
Accrued Commissions		18,691.00
Accrued Accounting fees		-1,850.00
Total		16,841.00

OATH OR AFFIRMATION

REGARDING ACCURACY AND COMPLETENESS

OF FINANCIAL STATEMENTS AS OF FOR

THE YEAR ENDING MARCH 31, 2010

To the best of my knowledge and belief, the information contained herein is accurate and complete.


5/27/10

John J. O'Callahan
President

BEANPOT FINANCIAL SERVICES, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3

MARCH 31, 2010

RESERVE COMPUTATION
(See note below)

INFORMATION FOR POSSESSION AND CONTROL REQUIREMENTS
(See note below)

Note: THE COMPANY, is exempt from Rule 15c3-3, it does not transact a business in securities with, or for, other than members of a national securities exchange and does not carry margin amounts, credit balances or securities for any person defined as a "customer" pursuant to Rule 17a-5(c)(4). Accordingly, there are no amounts reportable under these sections.